The principal investment strategies for Fidelity Low-Priced Stock K6 Fund has been modified as follows (new text is underlined; deleted text is struck-through):

Deletions are red and ~~struck through~~.

Additions are red and underlined.

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Normally investing at least 80% of assets in low-priced stocks (those priced at or below $35 per share or with an earnings yield at or above the median for the Russell 2000 Index), which can lead to investments in small and medium-sized companies. Earnings yield represents a stock’s earnings per share for the most recent 12-months divided by current price per share.

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The Adviser normally invests at least 80% of the fund's assets in low-priced stocks. Low-priced stocks are those that are priced at or below $35 per share or with an earnings yield at or above the median for the Russell 2000 Index. ~~currently or at the time of the fund's investment~~. ~~Stocks that were priced at or below $35 per share at the time of the fund's investment but are priced above $35 per share after investment continue to be considered low-priced for purposes of the 80% policy.~~ Earnings yield represents a stock’s earnings per share for the most recent 12-months divided by current price per share.  For convertible preferred stocks, the Adviser may consider the price of the security itself or the price of the security into which it is convertible. For the purposes of this policy, securities contributed in kind to the fund representing the proceeds of a redemption in kind from a product employing a substantially similar investment strategy that is managed by the Adviser or an affiliate shall be deemed to constitute low-priced stocks.